File No. 812-[ ]

As Filed with the Securities and Exchange Commission on July 30, 2013
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY
ACT OF 1940 FOR AN ORDER GRANTING EXEMPTIONS FROM THE
PROVISIONS OF SECTIONS 9(a), 13(a), 15(a) AND 15(b) OF THE ACT AND
RULES 6e-2 AND 6e-3(T) THEREUNDER
______________

First Investors Life Series Funds
First Investors Management Company, Inc.
______________

Communications, Notice and Order to:

Mary Carty, Esq.
Secretary
First Investors Life Series Funds
55 Broadway
New York, NY 10006

Questions and Copy of Communications, Notice and Order to:

Diane E. Ambler, Esq.
K&L Gate LLP
1601 K Street, NW
Washington, DC 20006

This document contains a total of 48 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of FIRST INVESTORS LIFE SERIES FUNDS and FIRST INVESTORS MANAGEMENT COMPANY, INC. 55 Broadway New York, NY 10006 File No. 812-[ ] Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) ) ) ) )

APPLICATION PURSUANT TO
SECTION 6(c) OF THE
INVESTMENT COMPANY ACT
OF 1940 FOR AN ORDER
GRANTING  EXEMPTIONS
FROM THE PROVISIONS OF
SECTIONS 9(a), 13(a), 15(a) AND
15(b)  OF THE ACT AND RULES
6e-2 AND 6e-3(T) THEREUNDER

First Investors Life Series Funds (the “Trust”) and First Investors Management Company, Inc. (“FIMCO”) (collectively, the “Applicants”) hereby submit this application (the “Application”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) granting exemptions from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) (or any comparable provisions of a permanent rule that replaces Rule 6e-3(T)) under the 1940 Act in cases where a life insurance company separate account supporting variable life insurance contracts (“VLI Accounts”) holds shares of an existing series of the Trust (an “Existing Fund”) or a “Future Fund,” as defined below (any Existing Fund or Future Fund is referred to herein as a “Fund,” and collectively, the “Funds”), and one or more of the following other types of investors also hold shares of the Funds: (i) any life insurance company separate account supporting variable annuity contracts (“VA Accounts”); (ii) any other VLI Account; (iii) trustees of a qualified group pension or group retirement plan (“Plans” or “Qualified Plans”) outside the separate account context; (iv) the investment adviser or any subadviser to a Fund or affiliated persons of the adviser or subadviser (“Adviser(s)”) (representing seed money investments in the Fund); and (v) any general account of an insurance company depositor of VA Accounts and/or VLI Accounts and affiliated persons of such insurance company (“General Accounts”).1
As used herein, a Future Fund is any investment company (or investment portfolio or series thereof), other than an Existing Fund, designed to be sold to VA Accounts and/or VLI Accounts and to which Applicants or their affiliates may in the future serve as investment advisers, investment subadvisers, investment managers, administrators, principal underwriters or sponsors.

I.  BACKGROUND

A.	First Investors Life Series Funds
The Trust was organized as a Delaware statutory trust on August 17, 20052 and is registered as an open-end management investment company (File No. 811-04325).3  The Trust is a series investment company as defined by Rule 18f-2 under the 1940 Act and currently is comprised of twelve Existing Funds: (1) Cash Management Fund, (2) Equity Income Fund, (3) Fund For Income, (4) Government Fund, (5) Growth & Income Fund, (6) International Fund, (7) Investment Grade Fund, (8) Opportunity Fund, (9) Select

1           Return on shares held by an insurance company general account or an investment adviser must be computed in the same manner as for shares held by a separate account, and the general account or investment adviser must not intend to sell shares of the investment company held by it to the public.

2           Prior to that, the Trust’s predecessor entity, First Investors Life Series Fund, had been organized as a Massachusetts business trust since its inception on June 12, 1985.

3           Pursuant to Rule 0-4 under the 1940 Act, the SEC registration statement file referenced in the text is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.

Growth Fund, (10) Special Situations Fund, (11) Target Maturity 2015 Fund, and (12) Total Return Fund.  The Trust has filed a registration statement under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A (File No. 002-98409) pursuant to which it issues a separate series of shares of beneficial interest for each Existing Fund.4  The Trust may in the future establish additional Funds and additional classes of shares for any of the Funds.  Shares of the Trust will not be offered to the general public.
The Trust currently sells its shares to both VLI Accounts and VA Accounts of a single life insurance company that is an affiliate of FIMCO, First Investors Life Insurance Company (“First Investors Life”). Beginning August 1, 2013, the Trust intends to offer its shares to VLI Accounts and VA Accounts of unaffiliated life insurance companies.
Applicants seek relief through this Application so that the Funds may offer shares to:
●	VLI Accounts and VA Accounts of both affiliated and unaffiliated life insurance companies;
●	Qualified Plans;
●	Advisers; and
●	General Accounts.

B.	The VLI Accounts and VA Accounts
Each VLI Account and VA Account (together, “Accounts”) is or will be established as a segregated asset account by First Investors Life, an insurance company affiliated with First Investors Life, or a life insurance company not affiliated with First Investors Life (First Investors Life, life insurance companies affiliated with First Investors Life, and life insurance companies not affiliated with First Investors Life are

4           Pursuant to Rule 0-4 under the 1940 Act, the SEC registration statement file referenced in the text is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.

each referred to as a “Participating Insurance Company” and collectively as the “Participating Insurance Companies”), pursuant to the insurance laws of the Participating Insurance Company’s state of domicile.  As such, the assets of each will be the property of the Participating Insurance Company, and that portion of the assets of such an Account equal to the reserves and other contract liabilities with respect to the Account will not be chargeable with liabilities arising out of any other business that the Participating Insurance Company may conduct. The income, gains and losses, realized or unrealized from such an Account’s assets will be credited to or charged against the Account without regard to other income, gains or losses of the Participating Insurance Company. If a VLI Account or VA Account is registered as an investment company, it will be a “separate account” as defined by Rule 0-1(e) (or any successor rule) under the 1940 Act and will be registered as a unit investment trust (“UIT”).5  For purposes of the 1940 Act, the life insurance company that establishes such a registered VLI Account or VA Account is the depositor and sponsor of the Account as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.
C.	The Participating Insurance Companies
Currently, the Trust sells shares of the Existing Funds only to Accounts of First Investors Life, an affiliated person of FIMCO and the Trust, as follows: First Investors Life Variable Annuity Fund A;6 First Investors Life Level Premium Variable Life

5           VLI Accounts and VA Accounts often are not registered as investment companies in reliance upon the exclusions from the definition of an investment company in Sections 3(c)(1), 3(c)(7) or 3(c)(11) of the 1940 Act. Likewise, interests in such unregistered separate accounts issued in the form of variable life insurance contracts or variable annuity contracts are usually sold in reliance upon the exemption from the registration requirements of the 1933 Act contained in Section 3(a)(2) or 4(2) of the 1933 Act.

6           File Nos. 811-02982; 002-66295.

Insurance (Separate Account B);7 First Investors Life Variable Annuity Fund C;8 First Investors Life Variable Annuity Fund D;9 and First Investors Life Separate Account E.10  The Funds intend to offer shares to Accounts of Participating Insurance Companies not affiliated with First Investors Life beginning on August 1, 2013, and also, in the future, may sell shares to additional Accounts of First Investors Life or its affiliates.
D.	First Investors Management Company, Inc.
FIMCO serves as the investment adviser to the Trust and the Existing Funds.  FIMCO is a corporation organized under the laws of New York and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.11  Subject to the authority of the Board of Trustees of the Trust, FIMCO is responsible for supervising and managing each Existing Fund’s investments, determining each Existing Fund’s portfolio transactions and supervising all aspects of each Existing Fund's operations.  Subject to approval of the Board of Trustees of the Trust, FIMCO may delegate certain advisory functions, including securities selection, to one or more subadvisers.

II.  PROPOSED SALE OF SHARES

A.	Sales of Fund Shares to VLI Accounts and VA Accounts
The Trust proposes to offer shares of the Funds to VLI Accounts and VA Accounts of various Participating Insurance Companies to serve as an investment medium to support variable life insurance contracts (“VLI Contracts”) and variable

7           File Nos. 811-04328; 002-98410 and 333-149362.

8           File Nos. 811-06130; 033-33419.

9           File Nos. 811-08205; 333-26341 and 333-186359.

10           File Nos. 811-21742; 333-123756.

11           File No. 801-7885.

annuity contracts (“VA Contracts” and together with VLI Contracts, “Variable Contracts”) issued through such Accounts.  As described more fully below, the Trust will sell shares of the Funds to the Accounts only if each Participating Insurance Company sponsoring such an Account enters into a participation agreement with the Trust. The participation agreements will define the relationship between the Trust and each Participating Insurance Company and will memorialize, among other matters, that, except where the agreement specifically provides otherwise, the Participating Insurance Company will remain responsible for establishing and maintaining any Account covered by the participation agreement and for complying with all applicable requirements of state and federal law pertaining to such Accounts and to the sale and distribution of Variable Contracts issued through such Accounts. The role of the Trust under this arrangement, with regard to the federal securities laws, will consist of offering and selling shares of the Funds to the Accounts and fulfilling any conditions that the Commission may impose in granting the requested order.
The use of a common management investment company (or investment portfolio thereof) as an investment medium for both VLI Accounts and VA Accounts of the same Participating Insurance Company, or of two or more insurance companies that are affiliated persons of each other, is referred to herein as “mixed funding.” The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts and/or VA Accounts of two or more Participating Insurance Companies that are not affiliated persons of each other is referred to herein as “shared funding.”

Applicants have heretofore not sought relief from the Commission because Applicants have not engaged in activities requiring exemptive relief from the provisions of the 1940 Act. Applicants believe that the exemptive relief requested herein is necessary to facilitate internal operations and compliance activities12 and also to address the broader market expectations in connection with the sale of shares of the Funds to unaffiliated life insurance companies.13
B.	Sales of Fund Shares to Qualified Plans, Advisers and General Accounts
Applicants propose that the Trust may offer and sell shares of the Funds directly to Qualified Plans. As described below, federal tax law permits investment companies such as the Trust to increase their net assets by selling shares to Plans.
Section 817(h) of the Internal Revenue Code of 1986, as amended (the “Code”), imposes certain diversification standards on the assets underlying Variable Contracts. The Code provides that Variable Contracts will not be treated as annuity contracts or life insurance contracts, as the case may be, for any period (or any subsequent period) for which the underlying assets are not, in accordance with regulations issued by the Treasury Department, adequately diversified. On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5)14 that established diversification requirements for Variable Contracts, which require the separate accounts upon which

12           Section 9(a) of the 1940 Act makes it unlawful for any company to serve as an investment adviser or principal underwriter of an investment company if an affiliate is subject to disqualification for various articulated bad acts related to violations of U.S. federal securities and other laws.  The relief requested in this Application would limit the application of these restrictions to affiliates who directly participate in the management, administration or sale of the Funds.

13           We note that there is some ambiguity within the industry regarding the continued need for exemptive relief of the type requested in this Application.  Although we understand that the Investment Company Institute has consulted informally with the Commission staff in this regard, neither the Commission nor its staff has publicly clarified the issues.

14           These regulations were proposed on September 15, 1986.

these Contracts are based to be diversified as provided in the Treasury Regulations. In the case of separate accounts that invest in underlying investment companies, the Treasury Regulations provide a “look through” rule that permits the separate account to look to the investments of the underlying investment company for purposes of meeting the diversification requirements, provided that the beneficial interests in the investment company are held only by the segregated asset accounts of one or more insurance companies. However, the Treasury Regulations also contain certain exceptions to this requirement, one of which permits shares in an investment company to be held by a Plan without adversely affecting the ability of shares in the same investment company to also be held by separate accounts funding Variable Contracts (Treas. Reg. 1.817-5(f)(3)(iii)). Other exceptions allow shares of the investment company to be held by the investment adviser of the investment company (and certain companies related to the investment adviser) representing seed capital in connection with the creation or management of the investment company and by the General Account of a Participating Insurance Company.
Plans may invest in shares of an investment company as the sole investment under the Plan, or as one of several investments. Plan participants may or may not be given an investment choice depending on the terms of the Plan itself. The trustees or other fiduciaries of a Plan may vote investment company shares held by the Plan in their own discretion or, if the applicable Plan so provides, vote such shares in accordance with instructions from participants in such Plans. Applicants have no control over whether trustees or other fiduciaries of Plans, rather than participants in the Plans, have the right to vote under any particular Plan. Each Plan must be administered in accordance with the terms of the Plan and as determined by its trustee or trustees.

Applicants propose that any Fund may also sell shares to the Fund’s Adviser. The Treasury Regulations permit such sales as long as the return on shares held by an Adviser is computed in the same manner as shares held by VLI Accounts and VA Accounts, the Adviser does not intend to sell the shares to the public, and sales to the Adviser are only made in connection with the creation or management of the Fund for the purpose of providing seed money for the Fund (Treas. Reg. 1.817-5(f)(3)(ii)).
Applicants propose that any Fund may also sell shares to a General Account of a Participating Insurance Company.  The Treasury Regulations permit such sales as long as the return on shares held by a General Account is computed in the same manner as for shares held by VLI Accounts and VA Accounts and the Participating Insurance Company does not intend to sell the shares to the public. (Treas. Reg. 1.817-5(f)(3)(i)).
The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts, VA Accounts, Qualified Plans, Advisers and General Accounts is referred to herein as “extended mixed funding.”

III.  EXEMPTIONS REQUESTED

A.	Statutory Restrictions
Section 9(a)(3) of the 1940 Act makes it unlawful for any company to serve as an investment adviser or principal underwriter of any investment company, including a UIT, if an affiliated person of that company is subject to disqualification enumerated in Section 9(a)(1) or (2) of the 1940 Act. Sections 13(a), 15(a), and 15(b) of the 1940 Act have been deemed by the Commission to require “pass-through” voting with respect to an underlying investment company’s shares.

B.	Rule 6e-2(b)(15)
Rule 6e-2(b)(15) under the 1940 Act provides partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act to VLI Accounts organized as UITs supporting scheduled premium VLI Contracts and to their life insurance company depositors.15  The exemptions granted by the Rule are available, however, only where a fund offers its shares exclusively to VLI Accounts of the same Participating Insurance Company and/or of Participating Insurance Companies that are affiliated persons of the same Participating Insurance Company and then, only where scheduled premium VLI Contracts are issued through such VLI Accounts. Therefore, VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rule 6e-2(b)(15) if shares of the Funds are held by a VLI Account through which flexible premium VLI Contracts are issued, a VLI Account of an unaffiliated Participating Insurance Company, an unaffiliated Adviser, any VA Account, a Qualified Plan or a General Account. In other words, Rule 6e-2(b)(15) does not provide exemptions when a scheduled premium VLI Account invests in shares of a management investment company that serves as a vehicle for mixed funding, extended mixed funding or shared funding.
Accordingly, Applicants request an order of the Commission granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act and Rule 6e-2(b)(15) thereunder in cases where a scheduled premium VLI Account holds shares of the Funds and one or more of the following types of investors also hold shares of the Funds: (i) VA Accounts and VLI Accounts (supporting scheduled premium or flexible premium VLI

15           Rule 6e-2(b)(15) also provides these exemptions to the principal underwriter of the scheduled premium VLI Contracts issued through the applicable VLI Account.

Contracts) of affiliated and unaffiliated Participating Insurance Companies; (ii) Qualified Plans; (iii) Advisers; and/or (iv) General Accounts.
C.	Rule 6e-3(T)(b)(15)
Rule 6e-3(T)(b)(15) under the 1940 Act provides partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act to VLI Accounts organized as UITs supporting flexible premium variable life insurance contracts and their life insurance company depositors.16 The exemptions granted by the Rule are available, however, only where a fund offers its shares exclusively to VLI Accounts (through which either scheduled premium or flexible premium VLI Contracts are issued) of the same Participating Insurance Company and/or of Participating Insurance Companies that are affiliated persons of the same Participating Insurance Company, VA Accounts of the same Participating Insurance Company or of affiliated Participating Insurance Companies, or the General Account of the same Participating Insurance Company or of affiliated Participating Insurance Companies.  Therefore, VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rule 6e-3(T)(b)(15) if shares of the Funds are held by a VLI Account of an unaffiliated Participating Insurance Company, a VA Account of an unaffiliated Participating Insurance Company, a Qualified Plan, an unaffiliated investment adviser or the General Account of an unaffiliated Participating Insurance Company. In other words, Rule 6e-3(T)(b)(15) provides exemptions when a VLI Account supporting flexible premium VLI Contracts invests in shares of a management investment company that serves as a vehicle for mixed funding, but does not provide exemptions when such a VLI Account invests in

16           Rule 6e-3(T)(b)(15) also provides these exemptions to the principal underwriter of the flexible premium VLI Contracts issued through the applicable VLI Account.

shares of a management investment company that serves as a vehicle for extended mixed funding or shared funding.
Accordingly, Applicants request an order of the Commission granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act and Rule 6e-3(T)(b)(15) (and any comparable permanent rule) thereunder in cases where a flexible premium VLI Account holds shares of the Funds and one or more of the following types of investors also hold shares of the Funds: (i) VA Accounts and VLI Accounts of affiliated and unaffiliated Participating Insurance Companies; (ii) Qualified Plans; (iii) Advisers; and/or (iv) General Accounts.
D.	Effect of Sale of Fund Shares to Qualified Plans, Advisers and General Accounts
As explained below, Applicants maintain that there is no policy reason for the sale of shares of the Funds to Qualified Plans, Advisers or General Accounts to prohibit or otherwise limit a Participating Insurance Company from relying on the relief provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15).17  Nonetheless, Rule 6e-2 and Rule 6e-3(T) each specifically provides that the relief granted thereunder is available only where shares of the underlying fund are offered exclusively to insurance company separate accounts.  In this regard, Applicants request exemptive relief to the extent necessary to permit shares of the Funds to be sold to Qualified Plans, Advisers and General Accounts while allowing Participating Insurance Companies and their VA Accounts and VLI Accounts to enjoy the benefits of the relief granted under Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15).

17           In this regard, Applicants note that the adoption of Treasury Regulation 1.817-5 followed by three years and two years, respectively, the adoption of the most recent revisions to Rules 6e-2(b)(15) and 6e-3(T)(b)(15). Thus, at the time that the Commission most recently considered Rules 6e-2(b)(15) and 6e-3(T)(b)(15), sale of shares of the Funds to both VLI Accounts and Plans was not contemplated.

Applicants are not aware of any reason for excluding separate accounts and investment companies engaged in shared funding from the exemptive relief provided under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), or for excluding separate accounts and investment companies engaged in mixed funding from the exemptive relief provided under Rule 6e-2(b)(15). Similarly, Applicants are not aware of any reason for excluding Participating Insurance Companies from the exemptive relief requested because the Funds may also sell their shares to Qualified Plans, Advisers and General Accounts. Rather, Applicants submit that the proposed sale of shares of the Funds to these purchasers may allow for the development of larger pools of assets resulting in the potential for greater investment and diversification opportunities, and for decreased expenses at higher asset levels resulting in greater cost efficiencies.
Applicants understand that the reason the Commission did not grant more extensive relief in the area of mixed and shared funding when it adopted Rule 6e-3(T) is because of the Commission’s uncertainty in this area with respect to issues such as conflicts of interest. Applicants believe, however, that the Commission’s concern in this area is not warranted here. For the reasons explained below, Applicants have concluded that investment by Qualified Plans, Advisers and General Accounts in the Funds should not increase the risk of material irreconcilable conflicts between owners of VLI Contracts and other types of investors or between owners of VLI Contracts issued by unaffiliated Participating Insurance Companies.
E.	Class Relief
Consistent with the Commission’s authority under Section 6(c) of the 1940 Act to grant exemptive orders to a class or classes of persons and transactions, Applicants request exemptions for a class consisting of Participating Insurance Companies and their

Accounts investing in the Existing Funds and Future Funds, as well as their principal underwriters, that currently invest, or in the future will invest, in the Funds.
There is ample precedent, in a variety of contexts, for granting exemptive relief not only to the applicants in a given case, but also to members of the class not currently identified that may be similarly situated in the future. Such class relief has been granted in various contexts and from a wide variety of the 1940 Act’s provisions, including class exemptions in the context of mixed funding, extended mixed funding, and shared funding.18 Such class exemptions have included, among other things, the sale of shares by unnamed underlying funds to VLI Accounts and VA Accounts of Participating Insurance Companies and to Qualified Plans.
The Commission has previously granted exemptive orders permitting open-end management investment companies to offer their shares directly to Qualified Plans, Advisers and General Accounts in addition to offering their shares to Accounts of affiliated or unaffiliated insurance companies which issue either or both VA Contracts or VLI Contracts.19

18           See, e.g., Hatteras Variable Trust, et al., Inv. Co. Act Rel. No. 30296 (Dec. 6, 2012) (notice), Inv. Co. Act Rel. No. 30338 (Jan. 2, 2013) (order); Northern Lights Variable Trust, et al., Inv. Co. Act Rel. No. 29729 (Jul. 19, 2011) (notice), Inv. Co. Act Rel. No. 29757 (Aug. 16, 2011) (order); Fairholme VP Series Fund, et al., Inv. Co. Act Rel. No. 29619 (Mar. 28, 2011) (notice), Inv. Co. Act Rel. No. 29661 (Apr. 26, 2011) (order);  MML Series Investment Fund, et al, Inv. Co. Act Rel. No. 28849 (Aug. 20, 2009) (notice), Inv. Co. Act Rel. No.28901 (Sep. 15, 2009) (order);  Mainstay VP Series Fund, Inc., et al., Inv. Co. Act Rel. No. 28619 (Feb. 20, 2009) (notice), Inv. Co. Act Rel. No. 28651 (Mar. 18, 2009) (order); Financial Investors Variable Insurance Trust, et al., Inv. Co. Act Rel. No. 27965 (Sep. 4, 2007) (notice), Inv. Co. Act Rel. No. 27999 (Sep. 27, 2007) (order); Sentinel Variable Products Trust, et al., Inv. Co. Act Rel. No. 27921 (Aug. 3, 2007) (notice), Inv. Co. Act Rel. No. 27959 (Aug. 29, 2007) (order); Delaware VIP Trust, et al., Inv. Co. Act Rel. No. 27886 (Jul. 16, 2007) (notice), Inv. Co. Act Rel. No. 27926 (Aug. 9, 2007) (order); Principal Variable Contracts Fund, Inc., et al., Inv. Co. Act Rel. No.27852 (Jun. 18, 2007) (notice), Inv. Co. Act Rel. No. 27887 (Jul. 17, 2007) (order); Cohen & Steers VIF Realty Fund, Inc. et al., Inv. Co. Act Rel. No. 27416 (Jun. 28, 2006) (notice), Inv. Co. Act Rel. No. 27422 (Jul. 20, 2006) (order); MLIG Variable Insurance Trust and Roszel Advisors, LLC, Inv. Co. Act Rel. No. 26203 (Oct. 8, 2003) (notice), Inv. Co. Act Rel. No. 26248 (Nov. 4, 2003) (order).

19           See, e.g., Hatteras Variable Trust, et al., Inv. Co. Act Rel. No. 30296 (Dec. 6, 2012) (notice), Inv. Co. Act Rel. No. 30338 (Jan. 2, 2013) (order); Northern Lights Variable Trust, et al., Inv. Co. Act Rel. No.

The order sought in this Application is largely identical to these precedents with respect to the scope of the exemptions and the conditions proposed by the Applicants. Applicants believe that the same policies and considerations that led the Commission to grant such exemptions to other similarly situated applicants are present here.

IV.  GROUNDS FOR RELIEF

Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or class or classes of any person, security or transaction, from any provision or provisions of the 1940 Act, or the rules or regulations thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants submit that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants therefore request that the Commission issue an order under Section 6(c) of the 1940 Act granting the exemptions requested.

29729 (Jul. 19, 2011) (notice), Inv. Co. Act Rel. No. 29757 (Aug. 16, 2011) (order); Mainstay VP Series Fund, Inc., et al., Inv. Co. Act Rel. No. 28619 (Feb. 20, 2009) (notice), Inv. Co. Act Rel. No. 28651 (Mar. 18, 2009) (order); Financial Investors Variable Insurance Trust, et al., Inv. Co. Act Rel. No. 27965 (Sep. 4, 2007) (notice), Inv. Co. Act Rel. No. 27999 (Sep. 27, 2007) (order); Sentinel Variable Products Trust, et al., Inv. Co. Act Rel. No. 27921 (Aug. 3, 2007) (notice), Inv. Co. Act Rel. No. 27959 (Aug. 29, 2007) (order); Delaware VIP Trust, et al., Inv. Co. Act Rel. No.27886 (Jul. 16, 2007) (notice), Inv. Co. Act Rel. No. 27926 (Aug. 9, 2007) (order); Principal Variable Contracts Fund, Inc., et al., Inv. Co. Act Rel. No. 27852 (Jun. 18, 2007) (notice), Inv. Co. Act Rel. No. 27887 (Jul. 17, 2007) (order); Cohen & Steers VIF Realty Fund, Inc. et al., Inv. Co. Act Rel. No. 27416 (Jun. 28, 2006) (notice), Inv. Co. Act Rel. No. 27422 (Jul. 20, 2006) (order).

A.	Disqualification
Section 9(a)(3) of the 1940 Act provides, among other things, that it is unlawful for any company to serve as investment adviser or principal underwriter of any registered open-end investment company if an affiliated person of that company is subject to a disqualification enumerated in Sections 9(a)(1) or (2). Rules 6e-2(b)(15)(i) and (ii) and Rules 6e-3(T)(b)(15)(i) and (ii) under the 1940 Act provide exemptions from Section 9(a) under certain circumstances, subject to the limitations discussed above on mixed funding, extended mixed funding and shared funding. These exemptions limit the application of the eligibility restrictions to affiliated individuals or companies that directly participate in management of the underlying investment company.
The relief provided by Rules 6e-2(b)(15)(i) and 6e-3(T)(b)(15)(i) permits a person that is disqualified under Sections 9(a)(1) or (2) of the 1940 Act to serve as an officer, director, or employee of the life insurance company, or any of its affiliates, as long as that person does not participate directly in the management or administration of the underlying investment company. The relief provided by Rules 6e-2(b)(15)(ii) and 6e-3(T)(b)(15)(ii) under the 1940 Act permits the life insurance company to serve as the underlying investment company’s investment adviser or principal underwriter, provided that none of the insurance company’s personnel who are ineligible pursuant to Section 9(a) participates in the management or administration of the investment company.
In effect, the partial relief granted in Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the 1940 Act from the requirements of Section 9 of the 1940 Act limits the amount of monitoring necessary to ensure compliance with Section 9 to that which is appropriate in light of the policy and purposes of Section 9. Those rules recognize that it is not necessary for the protection of investors or the purposes fairly intended by the policy and provisions of the 1940 Act to apply the provisions of Section 9(a) to all individuals in a large insurance complex, most of whom will have no involvement in matters pertaining to investment companies in that organization. Applicants assert that it is also unnecessary to apply Section 9(a) of the 1940 Act to the many individuals in various unaffiliated insurance companies (or affiliated companies of Participating Insurance Companies) that may utilize the Funds as investment vehicles for VLI Accounts and VA Accounts. There is no regulatory purpose served in extending the monitoring requirements to embrace a full application of Section 9(a)’s eligibility restrictions because of mixed funding, extended mixed funding or shared funding. The Participating Insurance Companies and Qualified Plans are not expected to play any role in the management of the Funds. Those individuals who participate in the management of the Funds will remain the same regardless of which VA Accounts, VLI Accounts, Participating Insurance Companies or Qualified Plans use such Funds. Applying the monitoring requirements of Section 9(a) of the 1940 Act because of investment by VLI Accounts and Qualified Plans would be unjustified and would not serve any regulatory purpose. Furthermore, the increased monitoring costs could reduce the net rates of return realized by owners of VLI Contracts and Plan participants.
Moreover, Qualified Plans, an Adviser and General Accounts are not themselves investment companies, and therefore are not subject to Section 9 of the 1940 Act. Furthermore, it is not anticipated that a Qualified Plan would be an affiliated person of the Funds except by virtue of its holding 5% or more of a Fund’s shares.
B.	Pass-Through Voting
Rule 6e-2(b)(15)(iii) and Rule 6e-3(T)(b)(15)(iii) under the 1940 Act provide exemptions from pass-through voting requirements with respect to several significant matters, assuming the limitations on mixed funding, extended mixed funding and shared funding are observed. Rule 6e-2(b)(15)(iii)(A) and Rule 6e-3(T)(b)(15)(iii)(A) provide that the insurance company may disregard the voting instructions of its VLI Contract owners with respect to the investments of an underlying investment company, or any contract between such an investment company and its investment adviser, when required to do so by an insurance regulatory authority (subject to the provisions of paragraphs (b)(5)(i) and (b)(7)(ii)(A) of Rules 6e-2 and 6e-3(T)). Rule 6e-2(b)(15)(iii)(B) and Rule 6e-3(T)(b)(15)(iii)(A)(2) provide that an insurance company may disregard the voting instructions of owners of its VLI Contracts if such owners initiate any change in an underlying investment company’s investment policies, principal underwriter or any investment adviser (provided that disregarding such voting instructions is reasonable and subject to the other provisions of paragraphs (b)(5)(ii), (b)(7)(ii)(B) and (b)(7)(ii)(C) of Rule 6e-2 and Rule 6e-3(T)).
In the case of a change in the investment policies of the underlying investment company, the insurance company, in order to disregard contract owner voting instructions, must make a good faith determination that such a change either would: (1) violate state law, or (2) result in investments that either (a) would not be consistent with the investment objectives of its separate account, or (b) would vary from the general quality and nature of investments and investment techniques used by other separate accounts of the company, or of an affiliated life insurance company with similar investment objectives.20

20           See Rule 6e-2(b)(5)(ii) and Rule 6e-3(T)(b)(5)(ii).

Both Rule 6e-2 and Rule 6e-3(T) generally recognize that a variable life insurance contract is primarily a life insurance contract containing many important elements unique to life insurance contracts and subject to extensive state insurance regulation. In adopting subparagraph (b)(15)(iii) of Rule 6e-2 and Rule 6e-3(T), the Commission implicitly recognized that state insurance regulators have authority, pursuant to state insurance laws or regulations, to disapprove or require changes in investment policies, investment advisers, or principal underwriters. 21
The sale of shares of the Funds to Qualified Plans, Advisers or General Accounts will not have any impact on the provisions of Rule 6e-2 and Rule 6e-3(T) relating to pass-through voting and a Participating Insurance Company’s ability to disregard voting instructions in certain circumstances. Shares sold to Qualified Plans will be held by such Plans. The exercise of voting rights by Plans, whether by trustees, participants, beneficiaries, or investment managers engaged by the Plans, does not raise the type of issues respecting disregard of voting rights that is raised by VLI Accounts. Plans, which are not registered as investment companies under the 1940 Act, are under no requirement to pass-through voting rights to Plan participants. Indeed, to the contrary, applicable law

21           The Commission also expressly recognized that state insurance regulators have authority to require an insurance company to draw from its general account to cover the costs imposed upon it by a change approved by variable contract owners over the insurance company’s objection. Proposal to Amend Rule 3c-4 Under the Investment Company Act and Rule 202-1 Under the Investment Advisers Act of 1940 to Condition the Exemptions Afforded By Those Rules for Insurance Company Separate Accounts, Inv. Co. Act Rel. No. 8000 (Sep. 20, 1973). The Commission, therefore, considered such exemptions necessary “to assure the solvency of the life insurer and performance of its contractual obligations by enabling an insurance regulatory authority or the life insurer to act when certain proposals reasonably could be expected to increase the risks undertaken by the life insurer.” Proposal to Adopt Rule 6e-2 Under the Investment Company Act of 1940 Relating to Separate Accounts Formed by Life Insurance Companies to Fund Certain Variable Life Insurance Contracts, Inv. Co. Act Rel. No. 9104 (Dec. 30, 1975). The Commission referred to the same rationale in granting an exemption that formed the basis for Rule 6e-2. See Equitable Variable Life Insurance Company et al., Inv. Co. Act Rel. No. 8888 (Aug. 13, 1975) (Notice), Inv. Co. Act Rel. No. 8992 (Oct. 16, 1975) (Order). In this respect, flexible premium variable life insurance contracts are very similar to scheduled premium variable life insurance contracts and therefore the corresponding provisions of Rule 6e-3(T) undoubtedly were adopted in recognition of the same factors.

expressly reserves voting rights associated with Plan assets to certain specified persons. For example, for many Plans, under Section 403(a) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), shares of a portfolio of an investment company sold to a Plan must be held by the trust(s) funding the Plan. Section 403(a) also provides that the trustee(s) of such trusts must have exclusive authority and discretion to manage and control the Plan, with two exceptions: (1) when the Plan expressly provides that the trustee(s) are subject to the direction of a named fiduciary who is not a trustee, in which case the trustee(s) are subject to proper directions made in accordance with the terms of the Plan and not contrary to ERISA, and (2) when the authority to manage, acquire, or dispose of assets of the Plan is delegated to one or more investment managers pursuant to Section 402(c)(3) of ERISA. For such Plans, unless one of the above two exceptions stated in Section 403(a) applies, Plan trustees have the exclusive authority and responsibility for voting investment company shares (or related proxies) held by their Plan.
If a named fiduciary to a Plan appoints an investment manager, the investment manager has the responsibility to vote the shares held, unless the right to vote such shares is reserved to the trustee(s) or another named fiduciary. The Plans may have their trustee(s) or other fiduciaries exercise voting rights attributable to investment securities held by the Plans in their discretion. Some Plans, however, may provide for the trustee(s), an investment adviser (or advisers), or another named fiduciary to exercise voting rights in accordance with instructions from Plan participants.
As noted above, Plans are under no requirement to pass-through voting rights to Plan participants. Regardless of whether a Plan voluntarily provides participants with the opportunity to submit voting instructions, Plan voting rights cannot be frustrated by the veto rights of Participating Insurance Companies or state insurance regulators. Similarly, Advisers and General Accounts are not subject to any requirement to provide pass-through voting rights. Thus, the Applicants believe that the sale of shares of the Funds to Qualified Plans, Advisers and/or General Accounts will not have any impact on the provisions of Rule 6e-2 and Rule 6e-3(T) relating to pass-through voting and a Participating Insurance Company’s ability to disregard voting instructions in certain circumstances.
C.	Lack of Conflicts

1.	Mixed and Shared Funding
Applicants recognize that the Commission’s primary concern with respect to mixed funding, extended mixed funding and shared funding issues is the potential for irreconcilable conflicts between the interests of owners of VLI Contracts and those of other investors in an open-end investment company serving as an investment vehicle for such contracts. The prohibitions on mixed and shared funding might reflect concern regarding possible different investment motivations among investors. When Rule 6e-2 was first adopted, VA Accounts could invest in mutual funds whose shares were also offered to the general public. Therefore, the Commission staff may have been concerned with the potentially different investment motivations of public shareholders and owners of VLI Contracts. There also may have been some concern with respect to the problems of permitting a state insurance regulatory authority to affect the operations of a publicly available mutual fund and the investment decisions of public shareholders.
For reasons unrelated to the 1940 Act, however, Revenue Ruling 81-225 (Sept. 25, 1981) effectively deprived VA Contracts funded by publicly available mutual funds of their tax-benefited status. The Tax Reform Act of 1984 codified the prohibition against the use of publicly available mutual funds as an investment vehicle for both VA Contracts and VLI Contracts. In particular, Section 817(h) of the Code, in effect, requires that the investments made by both VA Accounts and VLI Accounts be “adequately diversified.” If such a separate account is organized as part of a “two-tiered” arrangement where the account invests in shares of an underlying open-end investment company (i.e., an underlying fund), the diversification test will be applied to the underlying fund (or to each of several underlying funds), rather than to the separate account itself, but only if “all of the beneficial interests” in the underlying fund “are held by one or more insurance companies (or affiliated companies) in their general account or in segregated asset accounts.” Accordingly, a separate account that invests in a publicly available mutual fund will not be adequately diversified for these purposes. As a result, any underlying fund, including the Funds, that sells shares to VA Accounts or VLI Accounts, would, in effect, be precluded from also selling its shares to the public. Consequently, the Funds may not sell their shares to the public.
The rights of an insurance company to disregard the voting instructions of owners of Variable Contracts, or a state insurance regulator to require an insurance company to disregard the voting instructions of owners of Variable Contracts, is not inconsistent with either mixed funding or shared funding. The National Association of Insurance Commissioners Variable Life Insurance Model Regulation (the “NAIC Model Regulation”) suggests that it is unlikely that insurance regulators would find an underlying fund’s investment policy, investment adviser or principal underwriter objectionable for one type of Variable Contract but not another type.22  The NAIC Model Regulation has long permitted the use of a single underlying fund for different separate accounts.23 Moreover, the NAIC Model Regulation does not distinguish between scheduled premium and flexible premium variable life insurance contracts.24 The NAIC Model Regulation, therefore, reflects the NAIC’s apparent confidence that such combined funding is appropriate and that state insurance regulators can adequately protect the interests of owners of all Variable Contracts.
Shared funding by unaffiliated insurance companies does not appear to present regulatory issues that do not already exist where a single insurance company is licensed to do business in several or all states. A particular state insurance regulator could require action that is inconsistent with the requirements of other states in which the insurance company offers its contracts. However, the fact that different insurance companies may be domiciled in different states does not create a significantly different or enlarged problem.
Shared funding by unaffiliated insurance companies, in this respect, is no different than the use of the same investment company as the funding vehicle for affiliated insurance companies, which Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15) permit. Affiliated insurance companies may be domiciled in different states and be subject to differing state law requirements. Affiliation does not reduce the potential, if any exists, for differences in state regulatory requirements. In any event, the conditions set forth

22           For example, in 1983 the NAIC Model Regulation was amended to remove a previous requirement that variable annuity contracts could not be issued through a separate account through which variable life insurance contracts are being issued. See NAIC Model Regulation Commentary, Section 6.

23           See, e.g., NAIC Model Regulation, Section 6(D)(3) (permitting investment in underlying fund without limits on mixed or shared funding).

24           See NAIC Model Regulation, Section 2 (definition of “variable life insurance policy”).

below are designed to safeguard against, and provide procedures for resolving, any adverse effects that differences among state regulatory requirements may produce. If a particular state insurance regulator’s decision conflicts with the majority of other state regulators, then the affected Participating Insurance Company will be required to withdraw its separate account investments in the relevant Funds. This requirement will be provided for in the participation agreement that will be entered into by Participating Insurance Companies with the relevant Funds.
Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15) give Participating Insurance Companies the right to disregard the voting instructions of VLI Contract owners in certain circumstances. This right derives from the authority of state insurance regulators over VLI Accounts and VA Accounts. Under Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15), a Participating Insurance Company may disregard VLI Contract owner voting instructions only with respect to certain specified items. Affiliation does not eliminate the potential, if any exists, for divergent judgments as to the advisability or legality of a change in investment policies, principal underwriter or investment adviser initiated by such Contract owners. The potential for disagreement is limited by the requirements in Rules 6e-2 and 6e-3(T) that the Participating Insurance Company’s disregard of voting instructions be reasonable and based on specific good faith determinations.
A particular Participating Insurance Company’s disregard of voting instructions, nevertheless, could conflict with the voting instructions of a majority of VLI Contract owners. The Participating Insurance Company’s action possibly could be different from the determination of all or some of the other Participating Insurance Companies (including affiliated insurance companies) that the voting instructions of VLI Contract owners should prevail, and either could preclude a majority vote approving the change or could represent a minority view. If the Participating Insurance Company’s judgment represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the election of the Trust’s Board of Trustees, to withdraw its VLI Accounts’ and VA Accounts’ investments in the relevant Fund. No charge or penalty will be imposed as a result of such withdrawal. This requirement will be provided for in the participation agreement entered into by each Participating Insurance Company with the Trust.
There is no reason why the investment policies of a Fund would or should be materially different from what these policies would or should be if the Fund supported only VA Accounts or VLI Accounts supporting flexible premium or scheduled premium VLI Contracts. Each type of insurance contract is designed as a long-term investment program.
Each Fund will be managed to attempt to achieve its specified investment objective, and not favor or disfavor any particular Participating Insurance Company or type of insurance contract. There is no reason to believe that different features of various types of Variable Contracts will lead to different investment policies for each or for different VLI Accounts and VA Accounts. The sale of Variable Contracts and the ultimate success of all VA Accounts and VLI Accounts depends, at least in part, on satisfactory investment performance, which provides an incentive for each Participating Insurance Company to seek optimal investment performance.
Furthermore, no single investment strategy can be identified as appropriate to a particular Variable Contract. Each “pool” of VLI Contract and VA Contract owners is composed of individuals of diverse financial status, age, insurance needs and investment goals. A Fund supporting even one type of Variable Contract must accommodate these diverse factors in order to attract and retain purchasers. Moreover, permitting mixed and shared funding will provide economic support for the continuation of the Funds. Mixed and shared funding will broaden the base of potential Variable Contract owners, which may facilitate the establishment of additional Funds serving diverse goals.
2.	Qualified Plans, Advisers and General Accounts
Applicants do not believe that the sale of the shares to Plans, Advisers or General Accounts will increase the potential for material irreconcilable conflicts of interest between or among different types of investors. In particular, Applicants see very little potential for such conflicts beyond those that would otherwise exist between owners of VLI Contracts and VA Contracts. Applicants submit that either there are no conflicts of interest or that there exists the ability by the affected parties to resolve such conflicts consistent with the best interests of VLI Contract owners, VA Contract owners and Plan participants.
a.	Section 817(h) of the Code
Applicants considered whether there are any issues raised under the Code, Treasury Regulations, or Revenue Rulings thereunder, if Qualified Plans, VA Accounts, VLI Accounts, Advisers and General Accounts all invest in the same Fund. Section 817(h) of the Code is the culmination of a series of Revenue Rulings aimed at the control of investments by owners of Variable Contracts.  Section 817(h) is the only section of the Code that discusses insurance company separate accounts. Treasury Regulation 1.817-5, which establishes the diversification requirements for underlying funds, specifically permits, among other things, “qualified pension or retirement plans,” a fund’s investment

“manager” and certain related persons, the “general account of a life insurance company” and certain related persons, VLI Accounts and VA Accounts to invest in the same underlying fund. For this reason, Applicants have concluded that neither the Code, nor the Treasury Regulations nor the Revenue Rulings thereunder present any inherent conflicts of interest if Plans, Advisers, General Accounts, VLI Accounts and VA Accounts all invest in the same Fund.
b.	Tax Treatment of Distributions
Applicants note that, while there are differences in the manner in which distributions from separate accounts and Qualified Plans are taxed, these differences have no impact on the Funds. When distributions are to be made, and a separate account or Plan is unable to net purchase payments to make distributions, the separate account or Plan will redeem shares of the relevant Fund at its net asset value in conformity with Rule 22c-1 under the 1940 Act (without the imposition of any sales charge) to provide proceeds to meet distribution needs. A Participating Insurance Company will then make distributions in accordance with the terms of its Variable Contracts, and a Plan will then make distributions in accordance with the terms of the Plan.
c.	Voting Rights
Applicants believe it is possible to provide an equitable means of giving voting rights to Variable Contract owners, Plans, Advisers and General Accounts. In connection with any meeting of Fund shareholders, the Trust’s transfer agent will inform each Participating Insurance Company (with respect to its separate accounts and general account), Adviser, and Qualified Plan of its share holdings and provide other information necessary for such shareholders to participate in the meeting (e.g., proxy materials). Each Participating Insurance Company then will solicit voting instructions from owners of VLI

Contracts and VA Contracts in accordance with Rules 6e-2 or 6e-3(T), or Section 12(d)(1)(E)(iii)(aa) of the 1940 Act, as applicable, and its participation agreement with the Trust.
Shares held by Plans will be voted in accordance with applicable law, as previously discussed. Where a Qualified Plan does not provide participants with the right to give voting instructions, Applicants do not see any potential for material irreconcilable conflicts of interest between or among the Variable Contract owners and Plan participants with respect to voting of the respective Fund shares. Where a Qualified Plan provides participants with the right to instruct the trustee(s) as to how to vote Fund shares, Applicants see no reason why such participants generally or those in a particular Plan, either as a single group or in combination with participants in other Plans, would vote in a manner that would disadvantage owners of VLI Contracts. The purchase of Fund shares by Plans that provide voting rights does not present any complications not otherwise occasioned by mixed or shared funding. In addition, if a Qualified Plan were to hold a controlling interest in a Fund, Applicants do not believe that such control would disadvantage other investors in such Fund to any greater extent than is the case when any institutional shareholder holds a majority of the shares of any open-end management investment company. In this regard, Applicants submit that investment in a Fund by a Plan will not create any of the voting complications occasioned by VLI Account investments in the Fund because Plan voting rights cannot be frustrated by veto rights of Participating Insurance Companies or state insurance regulators. Finally, if a material irreconcilable conflict arises because of a Plan’s decision to disregard Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Plan may be required, at the election of the relevant Fund, to withdraw its investment in the Fund, and no charge or penalty will be imposed as a result of such withdrawal.
Fund shares held by Advisers and General Accounts will be voted in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights.
d.	Senior Securities
Applicants do not believe that the ability of a Fund to sell its shares to a Qualified Plan, Adviser or General Account gives rise to a senior security. “Senior Security” is defined in Section 18(g) of the 1940 Act to include “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” As noted above, regardless of the rights and benefits of participants under Plans or owners of Variable Contracts, VLI Accounts, VA Accounts, Qualified Plans, Advisers and General Accounts only have, or will only have, rights with respect to their respective shares of a Fund. These parties can only redeem such shares at net asset value. No shareholder of a Fund has any preference over any other shareholder with respect to distribution of assets or payment of dividends.
e.	The Veto Power of State Insurance Commissioners
Applicants do not believe that the veto power of state insurance commissioners over certain potential changes to Fund investment objectives approved by Variable Contract owners creates conflicts between the interests of such owners and the interests of Plan participants, Advisers or General Accounts. Applicants note that a basic premise of corporate democracy and shareholder voting is that not all shareholders may agree with a particular proposal. Their interests and opinions may differ, but this does not mean that inherent conflicts of interest exist between or among such shareholders or that occasional conflicts of interest that do occur between or among them are likely to be irreconcilable.
Although Participating Insurance Companies may have to overcome regulatory impediments in redeeming shares of a Fund held by their separate accounts, the Plans and participants in participant-directed Plans can make decisions quickly and redeem their shares in a Fund and reinvest in another investment company or other funding vehicle without impediments, or as is the case with most Plans, hold cash pending suitable investment. As a result, conflicts between the interests of Variable Contract owners and the interests of Plans and Plan participants can usually be resolved quickly since the Plans can, on their own, redeem their Fund shares. Advisers and General Accounts can similarly redeem their shares of a Fund and make alternative investments at any time.
f.	Potential Future Conflicts Arising from Tax Law Changes
Finally, Applicants considered whether there is a potential for future conflicts of interest between Participating Insurance Companies and Qualified Plans created by future changes in the tax laws. Applicants do not see any greater potential for material irreconcilable conflicts arising between the interests of Variable Contract owners and Plan participants from future changes in the federal tax laws than that which already exists between VLI Contract owners and VA Contract owners.
Applicants recognize that the foregoing is not an all-inclusive list, but rather is representative of issues that they believe are relevant to this Application. Applicants believe that the discussion contained herein demonstrates that the sale of Fund shares to Qualified Plans, Advisers and/or General Accounts would not increase the risk of material irreconcilable conflicts between the interests of Variable Contract owners, Plan participants or other investors. Further, Applicants submit that the use of the Funds with respect to Plans is not substantially dissimilar from each Fund’s current and anticipated use, in that Plans, like separate accounts, are generally long-term investors.
3.	Fund Operations
Applicants assert that permitting a Fund to sell its shares to an Adviser or to the General Account of a Participating Insurance Company will enhance management of each Fund without raising significant concerns regarding material irreconcilable conflicts among different types of investors.
A potential source of initial capital is a Fund’s Adviser or a Participating Insurance Company. Either of these parties may have an interest in making a capital investment and in assisting a Fund in its organization. However, provision of seed capital or the purchase of shares in connection with the management of a Fund by an Adviser or a Participating Insurance Company may be deemed to violate the exclusivity requirement of Rule 6e-2(b)(15) and/or Rule 6e-3(T)(b)(15).
Given the conditions of Treasury Regulation 1.817-5(f)(3) and the harmony of interest between a Fund, on the one hand, and an Adviser or a Participating Insurance Company, on the other, Applicants assert that little incentive for overreaching exists. Furthermore, such investment should not implicate the concerns discussed above regarding the creation of material irreconcilable conflicts. Instead, permitting investments by an Adviser, or by a General Account of a Participating Insurance Company, will permit the orderly and efficient creation and operation of a Fund, and reduce the expense and uncertainty of using outside parties at the early stages of the Fund’s operations.

D.	General Grounds for Relief
Various factors have limited the number of insurance companies that offer Variable Contracts. These factors include the costs of organizing and operating a funding vehicle, certain insurance companies’ lack of experience with respect to investment management, and the lack of name recognition by the public of certain insurance companies as investment experts. In particular, some smaller life insurance companies may not find it economically feasible, or within their investment or administrative expertise, to enter the Variable Contract business on their own. Use of the Funds as a common investment vehicle for Variable Contracts would reduce or eliminate these concerns. Mixed and shared funding should also provide several benefits to owners of Variable Contracts by eliminating a significant portion of the costs of establishing and administering separate underlying funds.
Participating Insurance Companies will benefit not only from the investment and administrative expertise of the Funds’ Adviser, but also from the potential cost efficiencies and investment flexibility afforded by larger pools of funds. Mixed and shared funding also would permit a greater amount of assets available for investment by a Fund, thereby promoting economies of scale, permitting increased safety through greater diversification, and making the addition of new Funds more feasible. Therefore, making the Funds available for mixed and shared funding will encourage more insurance companies to offer Variable Contracts. This should result in increased competition with respect to both Variable Contract design and pricing, which can in turn be expected to result in more product variety. Applicants also assert that sale of shares in a Fund to Qualified Plans, in addition to VLI Accounts and VA Accounts, will result in an increased amount of assets available for investment in a Fund. This may benefit Variable

Contract owners by promoting economies of scale, permitting increased safety of investments through greater diversification, and making the addition of new Funds more feasible.
Applicants also submit that, regardless of the type of shareholder in a Fund, an Adviser is or would be contractually and otherwise obligated to manage the Fund solely and exclusively in accordance with the Fund’s investment objectives, policies and restrictions, as well as any guidelines established by the Fund’s Board of Trustees (the “Board”). Thus, each Fund will be managed in the same manner as any other mutual fund.
Applicants see no significant legal impediment to permitting mixed funding, extended mixed funding and shared funding. Separate accounts historically have been employed to accumulate shares of mutual funds that are not affiliated with the depositor or sponsor of the separate account. In particular, Applicants assert that sales of Fund shares, as described above, will not have any adverse federal income tax consequences to other investors in such a Fund.
In addition, Applicants note that the Commission has issued numerous orders permitting mixed funding, extended mixed funding and shared funding.25 Therefore, granting the exemptions requested herein is in the public interest and, as discussed above, will not compromise the regulatory purposes of Sections 9(a), 13(a), 15(a), or 15(b) of the 1940 Act or Rules 6e-2 or 6e-3(T) thereunder.

25           See note 18 above.

V.  CONDITIONS FOR RELIEF
Applicants agree that the Commission order requested herein shall be subject to the following conditions:
1.           A majority of the Board of each Fund will consist of persons who are not “interested persons” of the Fund, as defined by Section 2(a)(19) of the 1940 Act, and the rules thereunder, and as modified by any applicable orders of the Commission ("Disinterested Trustees"), except that if this condition is not met by reason of death, disqualification or bona fide resignation of any trustee or trustees, then the operation of this condition will be suspended: (a) for a period of 90 days if the vacancy or vacancies may be filled by the Board; (b) for a period of 150 days if a vote of shareholders is required to fill the vacancy or vacancies; or (c) for such longer period as the Commission may prescribe by order upon application, or by future rule.
2.           The Board will monitor a Fund for the existence of any material irreconcilable conflict between and among the interests of the owners of all VLI Contracts and VA Contracts and participants of all Plans investing in the Fund, and determine what action, if any, should be taken in response to such conflicts. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretive letter, or any similar action by insurance, tax or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of the Fund are being managed; (e) a difference in voting instructions given by VA Contract owners, VLI Contract owners, and Plans or Plan participants; (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners; or (g) if applicable, a decision by a Plan to disregard the voting instructions of Plan participants.
3.           Participating Insurance Companies (on their own behalf, as well as by virtue of any investment of General Account assets in a Fund), any investment adviser to a Fund, and any Plan that executes a participation agreement upon its becoming an owner of 10% or more of the net assets of a Fund (collectively, “Participants”) will report any potential or existing conflicts to the Board. Each Participant will be responsible for assisting the Board in carrying out the Board’s responsibilities under these conditions by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This responsibility includes, but is not limited to, an obligation by each Participating Insurance Company to inform the Board whenever Variable Contract owner voting instructions are disregarded, and, if pass-through voting is applicable, an obligation by each Trustee for a Plan to inform the Board whenever it has determined to disregard Plan participant voting instructions. The responsibility to report such information and conflicts, and to assist the Board, will be a contractual obligation of all Participating Insurance Companies under their participation agreement with a Fund. The responsibility to report such information and conflicts, and to assist the Board, also will be contractual obligations of all Plans under their participation agreement with a Fund.
4.           If it is determined by a majority of the Board, or a majority of the disinterested trustees of the Board, that a material irreconcilable conflict exists, then the relevant Participant will, at its expense and to the extent reasonably practicable (as determined by a majority of the disinterested  trustees), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including: (a)

withdrawing the assets allocable to some or all of their VLI Accounts or VA Accounts from the Fund and reinvesting such assets in a different investment vehicle, including another Fund; (b) in the case of a Participating Insurance Company, submitting the question as to whether such segregation should be implemented to a vote of all affected Variable Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., VA Contract owners or VLI Contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Contract owners the option of making such a change; (c) withdrawing the assets allocable to some or all of the Plans from the affected Fund and reinvesting them in a different investment medium; and (d) establishing a new registered management investment company or managed separate account. If a material irreconcilable conflict arises because of a decision by a Participating Insurance Company to disregard Variable Contract owner voting instructions, and that decision represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the election of the Fund, to withdraw such Participating Insurance Company’s VLI Account and VA Account investments in the Fund, and no charge or penalty will be imposed as a result of such withdrawal. If a material irreconcilable conflict arises because of a Plan’s decision to disregard Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Plan may be required, at the election of the Fund, to withdraw its investment in the Fund, and no charge or penalty will be imposed as a result of such withdrawal. The responsibility to take remedial action in the event of a Board determination of a material irreconcilable conflict and to bear the cost of such remedial action will be a contractual obligation of all

Participants under their participation agreement with a Fund, and these responsibilities will be carried out with a view only to the interests of Variable Contract owners or, as applicable, Plan participants.
For purposes of this Condition 4, a majority of the disinterested trustees of the Board will determine whether or not any proposed action adequately remedies any material irreconcilable conflict, but, in no event, will the Fund or its Adviser be required to establish a new funding vehicle for any Variable Contract or Plan. No Participating Insurance Company will be required by this Condition 4 to establish a new funding vehicle for any Variable Contract if any offer to do so has been declined by vote of a majority of the Variable Contract owners materially and adversely affected by the material irreconcilable conflict. Further, no Plan will be required by this Condition 4 to establish a new funding vehicle for the Plan if: (a) a majority of the Plan participants materially and adversely affected by the irreconcilable material conflict vote to decline such offer, or (b) pursuant to documents governing the Plan, the Plan trustee makes such decision without a Plan participant vote.
5.           The determination by the Board of the existence of a material irreconcilable conflict and its implications will be made known in writing promptly to all Participants.
6.           Participating Insurance Companies will provide pass-through voting privileges to all Variable Contract owners whose Variable Contracts are issued through VLI Accounts registered as investment companies under the 1940 Act or VA Accounts registered as investment companies under the 1940 Act for as long as the Commission continues to interpret the 1940 Act as requiring such pass-through voting privileges.

However, as to Variable Contracts issued through VA Accounts or VLI Accounts not registered as investment companies under the 1940 Act, pass-through voting privileges will be extended to owners of such Variable Contracts only to the extent granted by the Participating Insurance Company. Accordingly, such Participating Insurance Companies, where applicable, will vote the shares of each Fund held in their VLI Accounts and VA Accounts in a manner consistent with voting instructions timely received from Variable Contract owners. Participating Insurance Companies will be responsible for assuring that each of their VLI Accounts and VA Accounts investing in a Fund calculates voting privileges in a manner consistent with all other Participating Insurance Companies investing in that Fund.
The obligation to calculate voting privileges as provided in this Application shall be a contractual obligation of all Participating Insurance Companies under their participation agreement with the Fund. Each Participating Insurance Company will vote shares of each Fund held in its VLI or VA Accounts for which no timely voting instructions are received, as well as shares attributed to it, in the same proportion as those shares for which voting instructions are received. Each Plan will vote as required by applicable law, governing Plan documents and as provided in this Application.
7.           As long as the Commission continues to interpret the 1940 Act as requiring that pass-through voting privileges be provided to Variable Contract owners, a Fund Adviser or any General Account will vote its respective shares of the Fund in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights; provided, however, that such an Adviser or General Account shall vote its shares in such other manner as may be required by the Commission or its staff.

8.           Each Fund will comply with all provisions of the 1940 Act requiring voting by shareholders (which, for these purposes, shall be the persons having a voting interest in its shares).  Furthermore, each Fund will act in accordance with the Commission’s interpretations of the requirements of Section 16(a) with respect to periodic elections of trustees and with whatever rules the Commission may promulgate thereunder.
9.           A Fund will make its shares available to the VLI Accounts, VA Accounts, or Plans at or about the time it accepts any seed capital from its Adviser or from the General Account of a Participating Insurance Company.26
10.           Each Fund has notified, or will notify, all Participants that disclosure regarding potential risks of mixed and shared funding may be appropriate in VLI Account and VA Account prospectuses or Plan documents. Each Fund will disclose, in its prospectus that: (a) shares of the Fund may be offered to both VA Accounts and VLI Accounts and, if applicable, to Plans; (b) due to differences in tax treatment and other considerations, the interests of various Variable Contract owners participating in the Fund and the interests of Plan participants investing in the Fund, if applicable, may conflict; and (c) the Fund’s Board will monitor events in order to identify the existence of any material irreconcilable conflicts and to determine what action, if any, should be taken in response to any such conflicts.
11.           If and to the extent Rule 6e-2 and Rule 6e-3(T) under the 1940 Act are amended, or proposed Rule 6e-3 under the 1940 Act is adopted, to provide exemptive relief from any provision of the 1940 Act, or the rules thereunder, with respect to mixed

26           As discussed above, this condition has been satisfied.

or shared funding, on terms and conditions materially different from any exemptions granted in the order requested in this Application, then each Fund and/or Participating Insurance Company, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 or 6e-3(T), as amended, or Rule 6e-3, to the extent such rules are applicable.
12.           Each Participant, at least annually, shall submit to the Board of each Fund such reports, materials or data as the Board reasonably may request so that the trustees may fully carry out the obligations imposed upon the Board by the conditions contained in this Application. Such reports, materials and data shall be submitted more frequently if deemed appropriate by the Board. The obligations of the Participants to provide these reports, materials and data to the Board, when it so reasonably requests, shall be a contractual obligation of all Participants under their participation agreement with the Fund.
13.           All reports of potential or existing conflicts received by the Board, and all Board action with regard to determining the existence of a conflict, notifying Participants of a conflict and determining whether any proposed action adequately remedies a conflict, will be properly recorded in the minutes of the Board or other appropriate records, and such minutes or other records shall be made available to the Commission upon request.
14.           Each Fund will not accept a purchase order from a Qualified Plan if such purchase would make the Plan an owner of 10 percent or more of the net assets of the Fund unless the Plan executes an agreement with the Fund governing participation in the Fund that includes the conditions set forth herein to the extent applicable. A Plan will execute an application containing an acknowledgement of this condition at the time of its initial purchase of shares.

VI.  CONCLUSION
Applicants request that the Commission issue an order pursuant to Section 6(c) of the 1940 Act granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder in cases where a VLI Account holds shares of the Funds and one or more of the following other types of investors also hold shares of the Funds: (i) VA Accounts and VLI Accounts of affiliated and unaffiliated Participating Insurance Companies; (ii) Qualified Plans; (iii) Advisers; and (iv) General Accounts of Participating Insurance Companies.
For all of the reasons explained above, Applicants submit that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VII.  PROCEDURAL MATTERS
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their respective addresses are as follows:
First Investors Life Series Funds
55 Broadway
New York, NY 10006

First Investors Management Company, Inc.
55 Broadway
New York, NY 10006

Applicants further state that all communications, notices and orders concerning this Application should be directed to Mary Carty, Esq., Secretary, First Investors

Life Series Funds, 55 Broadway, New York, NY 10006, telephone: (212) 858-8144, fax: (212) 858-8119. Copies should be directed to Diane E. Ambler, Esq., K&L Gates LLP, 1601 K Street, NW, Washington, DC 20006, telephone: (202) 778-9886, fax: (202) 778-9100.
Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby represents that all requirements of its Trust Instrument or Articles of Incorporation, as applicable, and By-laws have been complied with in connection with the execution and filing of this Application, and the undersigned officer of each of the Applicants is fully authorized to execute this Application and any amendments hereto.  The items required by Rule 0-2(c)(1) under the 1940 Act are attached hereto as Exhibits B and C.
Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, each of the Applicants has caused this Application to be duly signed on its behalf in the City of Edison in the State of New Jersey on the 30th day of July, 2013.
FIRST INVESTORS LIFE SERIES FUNDS

/s/ Derek Burke
Name: Derek Burke
Title: President

FIRST INVESTORS MANAGEMENT COMPANY, INC.

/s/ Derek Burke
Name: Derek Burke
Title: President

EXHIBIT INDEX

Exhibit	Document
A	Verifications
B	Authorization
C	Authorization

EXHIBIT A

Verifications

The undersigned states: that he has duly executed the attached Application, dated July 30, 2013, for and on behalf of First Investors Life Series Funds; that he is President of such company; and that all action by trustees, shareholders and other bodies necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Derek Burke
Name: Derek Burke
Title: President

The undersigned states: that he has duly executed the attached Application, dated July 30, 2013, for and on behalf of First Investors Management Company, Inc.; that he is President of such company; and that all action by directors, shareholders and other bodies necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Derek Burke
Name: Derek Burke
Title: President

EXHIBIT B

Authorization

I, the undersigned, certify that I am the duly authorized and elected Secretary of First Investors Life Series Funds, and further certify that set forth below is a true and complete copy of resolutions with respect to the preparation and filing of an application for an order of exemption with the Securities and Exchange Commission (“SEC”), duly adopted by the Board of Trustees of First Investors Life Series Funds at a meeting held on July 18, 2013, and that those resolutions have not been amended or revoked, and remain in full force and effect on the date hereof:

RESOLVED, that the officers of First Investors Life Series Funds (the “Funds”) be, and each hereby is, authorized (1) to prepare, execute and submit, on behalf of the Funds, an application to the U.S. Securities and Exchange Commission (“SEC”) for an order pursuant to Section 6(c) of the 1940 Act granting exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder (the “Application”), and (2) to execute and cause to be filed with the SEC any and all amendments to such Application which in the discretion of the officer or officers executing such amendment may appear necessary or appropriate, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and

FURTHER RESOLVED, that the officers of the Funds are authorized to take such actions, execute such documents and make such filings as they deem necessary or appropriate to effect the foregoing resolution.

IN WITNESS WHEREOF, I have hereunto set my name as of the 30th day of July, 2013.

/s/ Mary Carty
Name: Mary Carty
Title: Secretary

EXHIBIT C

Authorization

I, the undersigned, certify that I am the duly authorized and elected President of First Investors Management Company, Inc. (the "Corporation") and further certify that set forth below is a true and complete copy of resolutions with respect to the preparation and filing of an application for an order of exemption with the Securities and Exchange Commission (“SEC”), duly adopted by the Board of Directors of the Corporation by unanimous written consent dated July 29, 2013, and that those resolutions have not been amended or revoked, and remain in full force and effect on the date hereof:

RESOLVED, that the officers of the Corporation be, and each hereby is, authorized (1) to prepare, execute and submit, on behalf of the Corporation, an application to the U.S. Securities and Exchange Commission (“SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) granting exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder (the “Application”), substantially in the form attached hereto, and (2) to execute and cause to be filed with the SEC any and all amendments to such Application which in the discretion of the officer or officers executing such amendment may appear necessary or appropriate, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and

FURTHER RESOLVED, that the officers of the Corporation are authorized to take such actions, execute such documents and make such filings as they deem necessary or appropriate to effect the foregoing resolution.

IN WITNESS WHEREOF, I have hereunto set my name as of the 30th day of July, 2013.

/s/ Derek Burke
Name: Derek Burke
Title: President

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